SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

            /s/ Ernst & Young LLP

Tampa, Florida

June 24, 2005

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Investments, at fair value:
Money market fund	$8,634,500	$5,458,557
Mutual funds	56,930,112	48,499,169
Tech Data Stock Fund	15,332,464	19,480,817
Participant loans	2,610,548	2,503,555

Total investments	83,507,624	75,942,098

Participant contributions receivable	269,141	—

Net assets available for benefits	$83,776,765	$75,942,098

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2004	2003
Additions to net assets attributable to:

Net appreciation in fair value of mutual funds	$4,361,960	$8,706,091
Net appreciation in fair value of Tech Data Stock Fund	2,150,260	6,594,432
Interest and dividends	1,243,425	960,309

Investment income	7,755,645	16,260,832

Employer contributions	1,606,379	—
Participant contributions	6,632,541	6,094,383

Contributions	8,238,920	6,094,383

Total additions	15,994,565	22,355,215

Deductions from net assets attributable to:

Loan fees	20,483	17,080
Distributions to participants	8,139,415	6,562,114

Total deductions	8,159,898	6,579,194

Net increase	7,834,667	15,776,021

Net assets available for benefits:

Balance, beginning of year	75,942,098	60,166,077

Balance, end of year	$83,776,765	$75,942,098

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms, and other items. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) and who have completed 30 days of employment and are age eighteen or older with respect to elective contributions. Eligibility for participation with respect to employer contributions is met upon completion of one year of service and attainment of age eighteen or older as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The trustees of the Plan executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company (“Scudder”) on June 29, 1999. Effective August 1, 2003, Fidelity Management Trust Company (“Fidelity”) became trustee and recordkeeper of Plan assets. Participants’ investment options are various mutual funds, a money market fund and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock and debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. In March 2002, the Board of Directors of the Company approved the suspension of the Company matching contribution effective for the pay period beginning April 6, 2002. Effective February 1, 2004, the Company reinstated the matching contribution.

Effective January 1, 2003, the Plan was amended to permit an additional type of employer discretionary matching contribution, called an “incentive matching contribution” which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make a discretionary matching contribution for 2004 and 2003 since attainment of the financial performance goals did not occur.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees which are paid for by the participants. Fees paid directly by participants for participant loans are shown as a deduction from net assets in the Statements of changes in Net Assets Available for Benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, net investment results, and allocation of the employer’s contributions, if any. Net investment results are allocated in proportion to the account values of the participant’s account, which is invested in the investment facilities from which the investment results arise. A participant is entitled to the benefit that can be provided from the participant’s vested account.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless for loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, Qualified Non Elective Contributions (“QNECs”) and Company contributions to the Retirement Savings Plan prior to December 31, 1999 that were merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions or expenses. Forfeitures of approximately $482,000 and $0 were used during 2004 and 2003, respectively, to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $79,000 and $428,000 were available to reduce Company contributions as of December 31, 2004 and 2003, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59 1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

Effective April 1, 2004, the Board of Directors of Tech Data Corporation approved an amendment to the Plan adding a hardship withdrawal provision which allows active participants meeting specified requirements to take a distribution that does not exceed an amount that satisfies their immediate financial need, plus any related taxes.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund, and the Tech Data Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $6,512,220 and $15,300,523 during the years ended December 31, 2004 and 2003, respectively, as follows:

	Year ended December 31,
	2004	2003
Scudder High Income Fund	$—	$47,168
Strong Government Securities Fund	—	(149,971)
Scudder Balanced Fund	—	209,010
Scudder Pathway Series: Conservative	—	9,062
Scudder Pathway Series: Moderate	—	11,814
Scudder Pathway Series: Growth	—	70,706
Scudder Growth and Income Fund	—	427,044
Scudder Large Company Growth Fund	—	1,120,922
Scudder International Fund	—	181,255
INVESCO Dynamics Fund	—	769,061
Manager’s Special Equity Fund	846,439	1,563,622
Vanguard 500 Index Fund	—	449,141
Templeton Foreign Fund	—	15,604
American Century Equity Income Fund	—	18,693
American Century Heritage Fund	—	4,305
Franklin Equity Income Fund	—	1,467
PIMCO RCM Large Cap Growth	—	3,534
Fidelity Equity Income Fund	19,441	14,343
Fidelity Government Income Fund	11,270	33,908
Fidelity Blue Chip Growth Fund	495,981	966,106
Fidelity Low-Priced Stock Fund	198,855	50,806
Fidelity Diversified International Fund	682,904	587,545
Fidelity Dividend Growth Fund	201,114	453,905
Fidelity Freedom Income Fund	616	488
Fidelity Freedom 2000 Fund	485	978
Fidelity Freedom 2010 Fund	16,078	17,521
Fidelity Freedom 2020 Fund	22,044	20,226
Fidelity Freedom 2030 Fund	94,814	105,896
Fidelity Freedom 2040 Fund	8,462	3,583
Dodge & Cox Balanced Fund	358,944	320,578
PIMCO High Yield Admin Fund	24,025	71,310
Fidelity Spartan Investment Grade Bond Fund	(1,603)	(125)
Spartan U.S. Equity Index Fund	407,039	554,301
Lord Abbett Mid Cap Value	146,541	47,220
Artisan Mid Cap Fund	835,374	705,065
Lord Abbett Small Cap Value	(6,863)	—

Total mutual funds	4,361,960	8,706,091

Tech Data Stock Fund	2,150,260	6,594,432

Total net appreciation in fair value of investments	$6,512,220	$15,300,523

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3) INVESTMENTS, CONTINUED

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Tech Data Stock Fund *	$15,332,464	$19,480,817
Fidelity Retirement Money Market Fund *	8,634,500	5,458,557
Fidelity Government Income Fund	6,453,806	6,664,538
Fidelity Blue Chip Growth Fund	10,138,820	9,809,726
Fidelity Dividend Growth Fund	5,004,444	4,576,345
Spartan U.S. Equity Index Fund	5,121,683	4,703,735
Artisan Mid Cap Fund	6,658,226	5,591,664
Manager’s Special Equity Fund	6,378,854	5,605,804
Dodge & Cox Balanced Fund	4,954,081	—
Fidelity Diversified International Fund	4,597,791	—

*	includes non-participant directed investments

(4) NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2004	2003
Net assets:
Tech Data Stock Fund	$6,027	$378,188
Fidelity Retirement Money Market Fund	73,456	49,521

	$79,483	$427,709

Changes in net assets:
Forfeited balances from participant directed funds	$157,233	$196,016
Forfeitures used for Company match	(481,639)	—
Earnings and (depreciation) appreciation	(23,820)	118,494

Net (decrease) increase in non-participant directed investments	$(348,226)	$314,510

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(6) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

TECH DATA CORPORATION

401(k) SAVING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Retirement Money Market Fund	8,561,044 shares, Fidelity Retirement Money Market Fund	**	$8,561,044
*	Fidelity Equity Income Fund	6,794 shares, Fidelity Equity Income Fund	**	358,598
*	Fidelity Government Income Fund	630,254 shares, Fidelity Government Income Fund	**	6,453,806
*	Fidelity Blue Chip Growth Fund	243,079 shares, Fidelity Blue Chip Growth Fund	**	10,138,820
*	Fidelity Low-Priced Stock Fund	42,416 shares, Fidelity Low-Priced Stock Fund	**	1,707,229
*	Fidelity Diversified International Fund	160,537 shares, Fidelity Diversified International Fund	**	4,597,791
*	Fidelity Dividend Growth Fund	175,656 shares, Fidelity Dividend Growth Fund	**	5,004,444
*	Fidelity Freedom Income Fund	4,720 shares, Fidelity Freedom Income Fund	**	53,196
*	Fidelity Freedom 2000 Fund	926 shares, Fidelity Freedom 2000 Fund	**	11,184
*	Fidelity Freedom 2010 Fund	29,036 shares, Fidelity Freedom 2010 Fund	**	395,465
*	Fidelity Freedom 2020 Fund	25,020 shares, Fidelity Freedom 2020 Fund	**	349,281
*	Fidelity Freedom 2030 Fund	85,787 shares, Fidelity Freedom 2030 Fund	**	1,207,883
*	Fidelity Freedom 2040 Fund	13,407 shares, Fidelity Freedom 2040 Fund	**	110,877
	Dodge & Cox Balanced Fund	62,433 shares, Dodge & Cox Balanced Fund	**	4,954,081
	PIMCO High Yield Admin Fund	140,252 shares, PIMCO High Yield Admin Fund	**	1,398,308
	Fidelity Spartan Investment Grade Bond Fund	23,463 shares, Fidelity Spartan Investment Grade Bond Fund	**	250,352
	Spartan U.S. Equity Index Fund	119,498 shares, Spartan U.S. Equity Index Fund	**	5,121,683
	Lord Abbett Mid Cap Value Fund	60,272 shares, Lord Abbett Mid Cap Value Fund	**	1,363,963
	Artisan Mid Cap Fund	225,244 shares, Artisan Mid Cap Fund	**	6,658,226

TECH DATA CORPORATION

401(k) SAVING PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Lord Abbett Small Cap Value Fund	15,108 shares, Lord Abbett Small Cap Value Fund	**	416,071
	Manager’s Special Equity Fund	70,555 shares, Manager’s Special Equity Fund	**	6,378,854
*	Tech Data Stock Fund	1,073,280 units, Tech Data Stock Fund	**	15,326,437
*	Participant loans	5.00% -10.5% principal and interest payable monthly; secured by participants’ vested accrued benefits	**	2,610,548
*	Fidelity Retirement Money Market Fund	73,456 shares, Fidelity Retirement Money Market Fund	$73,456	73,456
*	Tech Data Stock	422 shares, Tech Data Stock	6,027	6,027

				$83,507,624

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN

DATE: June 29, 2005

By:	/s/ Charles V. Dannewitz
Name:	Charles V. Dannewitz
Senior Vice President, Tax and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Independent Registered Certified Public Accountants